UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

                      TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. ("Company"), pursuant to CVM Instruction 358 from January 3, 2002, as amended, hereby informs its shareholders and the market in general that it has received a correspondence from the shareholder Telefónica Latinoamérica Holding, S.L. ("TLH") stating that Telefónica Internacional, S.A. ("TISA") transferred to them their entire stake in the Company.

According to the correspondence received, TISA’s shareholding in the Company was fully transferred to TLH, a Spanish company whose entire capital and control is held by Telefónica, S.A. Consequently, TLH now holds 24.09% of the Company's capital, represented by 46,746,635 common shares (8.18% of such class) and 360,532,578 preferred shares (32.21% of such class).

Furthermore, according to the correspondence, the transfer of shareholding was held due to a universal succession under an internal reorganization in the group, through which TISA was incorporated into TLH.

The transfer does not intend to change the Company's controlling group, administrative structure or regular operation.

The correspondence can be found attached to this notice in its original form.

The Investor Relations Office remains available to shareholders to clarify any issues related to the object of this Notice through the telephone number +55 11 3430-3687 or through the e-mail

ir.br@telefonica.com.

São Paulo, October 31, 2016.

David Melcon Sanchez-Friera

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

Madrid, 31 de octubre de 2016.

A

Telefônica Brasil S.A.

Diretoria de Relações com Investidores

Av. Eng. Luiz Carlos Berrini, 1.376 – CEP 04571-936

São Paulo/SP

Att.: Sr. David Melcon Sanchez-Friera

Diretor de Relações com Investidores

Ref.: cambio de la participación accionarial – ICVM 358/2002.

Estimados señores,

En cumplimiento de la Instrução CVM nº 358/2002, les comunicamos que la participación accionarial de Telefónica Internacional, S.A. (“TISA”) en Telefônica Brasil S.A. (“Compañía”) fue integralmente traspasada a Telefónica Latinoamérica Holding, S.L. (“TLH”), empresa española cuyo accionista único y controlador es Telefónica, S.A.

En el ámbito de una reorganización interna del grupo, el traspaso de la participación accionaria es consecuencia de la fusión por absorción de TISA por TLH, sucediendo con carácter universal la segunda a la primera en todos sus derechos y obligaciones. La fusión no modifica la composición del control de la Compañía, de su estructura administrativa o de su funcionamiento regular.

Como consecuencia de lo anterior, TLH ostenta el 24.09% do capital social da Compañía, representada por 46.746.635 acciones ordinarias (8.18% de esta clase) y 360.532.578 acciones preferentes (32.21% de esta clase).

Quedamos a su disposición para cualquier aclaración que estimen pertinente.

Atentamente,

Telefónica Latinoamérica Holding, S.A.

Diego Colchero Paetz

Secretario General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 31, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director